Exhibit 100.2

NICE Actimize Transforms Indonesia’s Bank Central Asia
Anti-Money Laundering Compliance Operations

NICE Actimize’s financial crime solutions were chosen to reduce false positives and increase efficiency for its investigations detection team

Hoboken, N.J., September 20, 2018 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has been chosen by Indonesia’s PT Bank Central Asia Tbk (BCA) to transform its anti-money laundering compliance and case management operations. To more effectively meet the needs of its regulators and support its growing customer base, BCA will implement NICE Actimize’s recently launched Suspicious Activity Monitoring (SAM9) solution, as well as Actimize ActOne, an investigation management system utilizing intelligent automation that will serve as the financial institution’s next generation alert and case management platform.

BCA, one of the largest banks in Indonesia, currently processes millions of transactions every day through its current NICE Actimize financial crime management system, according to the institution. With the support of IT solutions provider Anabatic Technologies, BCA chose to upgrade to NICE Actimize’s next generation financial crime offerings to better manage the compliance process and its regulatory requirements.

With an increased number of transactions stemming from both new customers and product lines, combined with thousands of branches, BCA was looking for an anti-money laundering and case management integration that could process a higher number of alerts through a significant reduction in false positives, while increasing efficiency and accuracy for its investigation team.

"At BCA, we firmly believe that customer satisfaction and loyalty is driven by offering innovative digital banking services that conducts transactions in a secure and efficient manner. With compliance and regulator demands growing, coupled with our institution’s drive to innovate while reducing costs, BCA chose NICE Actimize’s anti-money laundering and case management platform as one that supports these objectives on behalf of our growing institution,” said Arif Singgih, Executive Vice President - Compliance, BCA.

“As NICE Actimize continues to expand to a growing customer base across Southeast Asia, we are seeing major adoption for our AI-enabled anti-money laundering and case management solutions,” said Joe Friscia, President, NICE Actimize. “When integrated, our AML and ActOne solutions provide increased accuracy and productivity, improved return on investment and a clear path to supporting regulator requirements more effectively.”

NICE Actimize's recently updated Suspicious Activity Monitoring (SAM) solution, which combines machine learning analytics with robotic process automation, virtually eliminates costly manual data gathering tasks thereby increasing team productivity and reducing investigation time for a single alert by up to 70 percent. The new Suspicious Activity Monitoring solution introduces NICE Actimize's innovative concept of Autonomous Financial Crime Management to the anti-money laundering category for the first time.

About PT Bank Central Asia Tbk
BCA is one of the leading commercial banks in Indonesia with a core focus on transaction banking business and providing loan facilities and solutions to the corporate, commercial & SME and consumer segments. At the end of June 2018, BCA had the privilege of serving 18 million customer accounts, processing millions of transactions every day through 1,241 branches, 17,565 ATMs and more than 490 thousand of EDC machines as well as transactions made over the 24-hour internet and mobile banking systems. www.bca.co.id

Additional assets:
•	For NICE Actimize’s integrated anti-money laundering solutions, please click here.
•	For NICE Actimize’s ActOne Investigation Management, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.